UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

30291B 100

(CUSIP Number)

David J. Adelman

FS Global Credit Opportunities Fund—A

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30291B 100

1	Names of reporting persons David J. Adelman
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (See Instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 247,571 (1)
	8	Shared voting power 0
	9	Sole dispositive power 247,571 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 247,571 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3% (2)
14	Type of reporting person (See Instructions) IN

(1)	Includes 142,571 common shares of beneficial interest, $0.001 par value per share (“Common Shares”), of FS Global Credit Opportunities Fund—A, a Delaware statutory trust, held by Darco Capital, LP, a limited partnership controlled by Mr. Adelman. Mr. Adelman, as the Managing Member of Darco Capital GP, LLC, the general partner of Darco Capital, LP, has voting and dispositive power with regard to the Common Shares held by Darco Capital, LP.
(2)	See Item 5.

CUSIP No. 30291B 100

1	Names of reporting persons Darco Capital, LP
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (See Instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 142,571
	8	Shared voting power 0
	9	Sole dispositive power 142,571
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 142,571
12	Check box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5% (3)
14	Type of reporting person (See Instructions) PN

(3)	See Item 5.

CUSIP No. 30291B 100

1	Names of reporting persons Darco Capital GP, LLC
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (See Instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 142,571 (4)
	8	Shared voting power 0
	9	Sole dispositive power 142,571 (4)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 142,571 (4)
12	Check box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5% (5)
14	Type of reporting person (See Instructions) OO

(4)	See footnote 1 above.
(5)	See Item 5.

This Schedule 13D/A (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D, initially filed on December 23, 2013 (the “Schedule 13D”), on behalf of David J. Adelman, a citizen of the United States of America, Darco Capital, LP, a Pennsylvania limited partnership, and Darco Capital GP, LLC, a Pennsylvania limited liability company (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the Common Shares of FS Global Credit Opportunities Fund—A, a Delaware statutory trust (the “Issuer”), registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D. Unless specifically amended or supplemented hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

This Amendment No. 1 is being filed to report a change in the percentage of the Common Shares beneficially owned by the Reporting Persons as a result of a change in the aggregate number of outstanding Common Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Amendment No. 1 that relate to the aggregate number and percentage of Common Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment No. 1 that relate to the number of Common Shares as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including, but not limited to, footnotes to such information) are incorporated herein by reference.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the Common Shares reported on this Amendment No. 1) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

The aggregate percentage of Common Shares reported as beneficially owned by each Reporting Person was calculated based on 5,696,426 Common Shares outstanding as of March 21, 2014.

(c) Except for the issuance of Common Shares to the Reporting Persons under the Issuer’s distribution reinvestment plan and except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Mr. Adelman ceased to be a beneficial owner of more than 5% of the Common Shares on March 21, 2014.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated December 23, 2013, by and among the Reporting Persons (previously filed as Exhibit A to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2014

DAVID J. ADELMAN

/s/ David J. Adelman

DARCO CAPITAL, LP

By:	Darco Capital GP, LLC, its General Partner

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Managing Member

DARCO CAPITAL GP, LLC

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Managing Member